UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          Hovnanian Enterprises, Inc.
                                (Name of Issuer)

          Class A Common Stock, par value $.01 per share, noncumulative


                         (Title of Class of Securities)


                                    442487203
                                 (CUSIP Number)

                                Ara K. Hovnanian
                                  10 Highway 35
                                  P.O. Box 500
                           Red Bank, New Jersey  07701

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 March 31, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement / / . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange

Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                               SEC 1746(12-91)
                               Page 1 of 6  Pages

                         Exhibit Index Appears on Page 6

                                  SCHEDULE 13D

CUSIP No. 442487203                              Page   2   of   6   Pages


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Ara K. Hovnanian                                       ###-##-####
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                    (b) / /



 3  SEC USE ONLY


 4  SOURCE OF FUNDS*

         Not Applicable
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                  / /

         Not Applicable

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
             7   SOLE VOTING POWER

                      2,526,824

             8   SHARED VOTING POWER

                        18,500
             9   SOLE DISPOSITIVE POWER

                      2,526,824

            10   SHARED DISPOSITIVE POWER

                         18,500
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,545,324
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       /x/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.65%
14  TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

          This statement on Schedule 13D (this "Schedule 13D") relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Hovnanian Enterprises, Inc., a Delaware corporation (the "Issuer"). The Class A Common Stock is non-cumulative. The Class B Common Stock, par value $.01 per share, non-cumulative, of the Issuer (the "Class B Common Stock") is convertible at any time on a share for share basis to the Class A Common Stock. The references to beneficial ownership of Class A Common Stock incorporate the Class B Common Stock convertible to Class A Common Stock. The principal executive offices of the Issuer are located at 10 Highway 35, P.O. Box 500, Red Bank, New Jersey 07701.

Item 2.  Identity and Background

     (a)-(c), (f). This Schedule 13D is being filed on behalf of Ara K. Hovnanian, President and Director of the Issuer and a citizen of the United States. The business address of Ara K. Hovnanian and the Issuer is 10 Highway 35, P.O. Box 500, Red Bank, New Jersey 07701. The Issuer is a holding company, the consolidated subsidiaries of which primarily design, construct and market multi-family attached condominium apartments and townhouses and single family detached homes.

     (d), (e). During the past five years, Ara K. Hovnanian has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

          The shares of Class A Common Stock to which this Schedule 13D relates were acquired by the Filing Person as a result of a recapitalization of the Common Stock of the Issuer. Pursuant to such recapitalization, each outstanding share of Common Stock was automatically converted on September 11, 1992 into one-half of a share of Class A Common Stock and one-half of a share of Class B Common Stock, except that each shareholder that held an odd number of shares of Common Stock on September 11, 1992 had one of those shares cancelled rather than converted and, at that time, became entitled to receive a check for the fair market value of the cancelled share.

          On December 19, 1994, the Filing Person made a capital contribution of 75,000 shares of Class B Common Stock (which is convertible at any time to Class A Common Stock) to the Kevork S. Hovnanian Family Limited Partnership (the "Limited Partnership") in return for general partnership interests and limited partnership interests in the Limited Partnership.

Item 4.  Purpose of Transaction

          The acquisition of the shares of Class A Common Stock to which this
Schedule 13D relates was the result of a recapitalization approved by the Board of Directors and by the shareholders of the Issuer. The purpose of the recapitalization is described in full under the caption "Proposed Recapitalization" in the Proxy Statement, dated August 20, 1992, of the Issuer filed with the Securities and Exchange Commission and attached as Exhibit 1 to this Schedule 13D, and such description is incorporated herein by reference.

          Pursuant to the recapitalization, the Board of Directors of the Issuer increased the number of Directors to nine and filled the resultant vacancy by appointing an independent Director. As a Director of the Issuer, the Filing Person participated in the decisions relating to the recomposition of the Board of Directors.

          The purpose of the disposition of the shares of Class B Common Stock (which is convertible at any time to Class A Common Stock) by the Filing Person to the Limited Partnership is to provide a structure to manage certain interests of the Hovnanian family in the Issuer and to provide a vehicle to resolve disputes and to keep Hovnanian family interests in the Issuer united.

          The Filing Person intends to review continually the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Based on an evaluation of these and other similar considerations, the Filing Person will continue to consider various alternative courses of action and will in the future take such actions with respect to the Class A Common Stock of the Issuer as it deems appropriate in light of the circumstances existing from time to time. At the present time, other than matters discussed in this Schedule 13D, the Filing Person does not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

          (a) The Filing Person beneficially owns 2,545,324 shares of Class A Common Stock of the Issuer, representing approximately 15.65% of the shares of Class A Common Stock outstanding on January 31, 1995. The Class A Common Stock beneficial ownership figure for the Filing Person includes all shares of Class B Common Stock (which is convertible at any time to Class A Common Stock) beneficially owned by the Filing Person. The figure noted above includes 1,447,683 shares which the Filing Person has the right to acquire in the next 60 days. The Filing Person disclaims beneficial ownership of the 75,000 shares of Class B Common Stock contributed to the Limited Partnership.

          (b) The Filing Person has sole power to vote or to direct the vote and to dispose or direct the disposition of 2,526,824 shares of Class A Common Stock beneficially owned by him.

          The Filing Person shares the power to vote or direct the vote and to dispose or direct the disposition of 18,500 shares of Class A Common Stock owned by Rachel Lee Hovnanian, The Filing Person's wife.

          Rachel Lee Hovnanian (i) resides at 445 Locust Point Road, Locust, New Jersey 07760, (ii) is not employed, (iii) has not in the past five years been convicted in a criminal proceeding, (iv) has not in the past five years been a party to a civil proceeding or subject to any judgment, decree or final order relating to securities laws and (v) is a citizen of the United States of America.

          (c) Other than the transactions disclosed in this Schedule 13D, the Filing Person has not been involved in any transactions in the Class A Common Stock in the 60 days prior to January 31, 1995.

          (d)  Not applicable

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The Filing Person is the pledgor under a pledge agreement with Midlantic National Bank pursuant to which 416,000 shares of Class A Common Stock have been pledged as collateral for certain obligations of the Filing Person to Midlantic National Bank.

Item 7.  Material to Be Filed as Exhibits

     Exhibit 1: Proxy Statement, dated August 20, 1992, of the Issuer (previously filed).

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 31, 1995

Signature:  /s/ Ara K. Hovnanian
          Name:  Ara K. Hovnanian

                                  EXHIBIT INDEX


                                                                Page Number
                                                              in Sequentially
Exhibit Reference       Title                               Numbered Statement



        1          Proxy Statement, dated August 10, 1992,
                   of the Issuer (previously filed).